Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

THE Series B Convertible Preferred Stock

OF

DYNARESOURCE, INC.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, DynaResource, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Corporation, as theretofore amended, the Board of Directors of the Corporation, by resolution duly adopted, authorized the issuance of a series of one million (1,000,000) shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on August 28, 2013, filed a Certificate of Designation with respect to such Preferred Stock in the office of the Secretary of State of the State of Delaware.

2.	That no shares of said Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation.

3.	That the Board of Directors of the Corporation has adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors of the Corporation and by a Certificate of Designation (the “Certificate of Designation”) filed in the office of the Secretary of State of the State of Delaware on August 28, 2013, the Corporation authorized the issuance of a series of one million (1,000,000) shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Corporation (the “Preferred Stock”) and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof; and

WHEREAS, 460,000 shares of such Preferred Stock were issued by the Corporation in 2013 and 266,200 shares of such Preferred Stock were issued by the Corporation in 2014 and all such shares have been reacquired by the Corporation as of the date hereof; and

WHEREAS, as of the date hereof, no shares of such Preferred Stock are outstanding and no shares of such Preferred Stock will be issued subject to said Certificate of Designation; and

WHEREAS, it is desirable that all matters set forth in the Certificate of Designation with respect to such Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.

NOW, THEREFORE, BE IT AND IT HEREBY IS

RESOLVED, that all matters set forth in the Certificate of Designation with respect to such Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation; and it is further

RESOLVED, that the officers of the Corporation be, and hereby are, authorized and directed to file a Certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designation with respect to such Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.

4.	That, accordingly, all matters set forth in the Certificate of Designation with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.

IN WITNESS WHEREOF, DynaResource, Inc. has caused this Certificate to be executed by its duly authorized officer on this 4th day of May, 2015.

DynaResource, Inc.

By:___________________________
K.W. (“K.D.”) Diepholz
Chairman & CEO